SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 November 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	3rd Quarter Results

Exhibit No: 99.1     3rd Quarter Results

InterContinental Hotels Group PLC
Third Quarter Results to 30 September 2009

Financial results	2009	2008	% change		% change (CER)
			Total	Excluding LDs[1]	Total	Excluding LDs[1]
Revenue[2]	$401m	$496m	(19)%	(17)%	(17)%	(15)%
Adjusted operating profit[2]	$124m	$153m	(19)%	(13)%	(20)%	(14)%
Total adjusted EPS[2]	32.5¢	35.3¢	(8)%
Total basic EPS[3]	23.4¢	32.2¢	(27)%
Net debt	$1,159m	$1,351m

 All figures are before exceptional items unless otherwise noted. See appendix 2 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 3. (% CER) = change in constant currency
1 – excluding $11m of significant liquidated damages (LDs) receipts in the third quarter 2008.

2 – as at the first half results, operations previously accounted for as discontinued were re-presented as continuing. Comparatives have been restated.

3 – total basic EPS after exceptional items.

Business headlines
•	Global constant currency third quarter RevPAR decline of 15.2%.
•	11,386 net rooms (87 hotels) added in the quarter increasing total system size to 641,086 rooms (4,390 hotels) (an increase of 5% from 30 September 2008).
•	15,571 rooms (117 hotels) added to the system, 4,185 rooms (30 hotels) removed in line with our quality growth strategy.
•	16,645 rooms (99 hotels) signed, taking the pipeline to 218,181 rooms (1,513 hotels).
•	Operating profit benefited by $10m from a reassessment of likely payments under certain incentive plans.
•	Exceptional operating costs of $44m include a $21m non-cash goodwill write down and $18m of severance costs.

Recent trading
•	October global constant currency RevPAR decline of 13.5%, -14.5% Americas, -12.7% EMEA and -9.9% Asia Pacific, reflecting weaker comparables in the prior year period.

Update on priorities
•

Reduce costs. Continued focus on improving operational efficiency. IHG remains on track to achieve savings in regional and central costs of around $80m in the full year 2009 of which at least $40m will be sustainable savings. As previously announced, by the end of 2010 compared to 2008 levels, IHG expects to achieve sustainable cost savings of between $65m and $70m.

•	Open rooms. Currently 80,000 rooms under construction. Around 10,000 rooms scheduled to open in the balance of the year (42,527 rooms opened year to date).
•	Drive share. IHG’s brands outperformed the market by 4.5 percentage points in fastest growing APAC region and US RevPAR outperformed by 1.2 percentage points.
•	Relaunch Holiday Inn. 1,378 hotels operating under the new standards (41% of the total estate). Consumer marketing campaign launched globally.

Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

"The trading environment remains challenging. We see signs of occupancy stabilising, but rate is still under considerable pressure across the board.

"Our signings pace remains impacted by the continued scarcity of financing for hotel developments.  We are taking action to improve our operating efficiency and support the performance of our hotels; the relaunch of Holiday Inn is gaining pace and continues to make a significant difference to the prospects of our biggest brand.

"The partnership we enjoy with our owners has been a key factor in our system's resilience through this downturn and underpins our optimism for the future.  This unique relationship combined with our global scale, diverse brand portfolio, fee based business model and  powerful system positions us to lead the industry when the upturn comes."

Americas

Revenue performance

RevPAR declined 15.5% in the third quarter with US RevPAR falling 15.7%.  Revenues declined 19% to $206m.

Operating profit performance

Operating profit declined 36% from $129m to $82m.  Operating profit in the owned and leased hotels fell from $13m to $3m driven by an overall RevPAR decline of 22.6% and a particularly tough trading environment in New York.  Operating profit in the managed business declined by $24m to a loss of $12m in the quarter, driven by a 20.0% drop in RevPAR which resulted in IHG continuing to fund shortfalls to the owner's priority return on a number of hotels managed for one owner.  This operating profit decline is in line with the disclosed sensitivity that a 1% change in RevPAR has a $4m impact on annual operating profit in the Americas managed business.  Franchised hotels' operating profit decreased by 13% to $104m driven by a decline in royalty fees of 10% and a 48% reduction in initial franchising, relicensing and termination fees.

EMEA

Revenue performance

RevPAR declined 15.2% in the third quarter driven primarily by rate. The UK and France saw the smallest declines with RevPAR  down 11.2% and 10.2% respectively.  Excluding one $7m liquidated damages receipt in the third quarter of 2008, revenues declined 22% to $101m (15% decline at constant exchange rates (CER)).

Operating profit performance

Operating profit declined 8% (3% CER), excluding the $7m liquidated damages receipt in the third quarter of 2008, to $36m.  Owned and leased hotels' operating profit was down only $2m to $12m with an improved trading environment at the InterContinental Le Grand, Paris and a relatively  strong performance at the InterContinental London, Park Lane.  A 17.7% RevPAR decline across the European estate drove managed hotels' operating profit to decrease by $4m to $15m, but margins were held flat at constant currency. Excluding the $7m liquidated damages receipt in the third quarter of 2008, franchised hotels' operating profit declined by $2m to $16m (6% at CER) driven by a RevPAR decline of 15.4% partially offset by a 6% increase in room count.

Asia Pacific

Revenue performance

RevPAR declined 13.4% driven entirely by rate with occupancy improving by 1.3 percentage points.  Greater China RevPAR declined 19.8%, which was four percentage points better than in the second quarter and showed occupancy growth for the first time this year.  Excluding one $4m liquidated damages receipt received in the third quarter of 2008, revenues declined 10% to $62m (13% at CER).

Operating profit performance

Excluding the liquidated damages receipt received in 2008, operating profit  increased by 21% (14% CER) from $14m to $17m.  Operating profit at owned and leased hotels decreased by $2m to $5m driven by a 22.3% RevPAR decline at the InterContinental Hong Kong. Managed hotels' operating profit increased by $1m to $18m (0% at CER), with a 13.4% RevPAR decline offset both by the contribution from 12% more rooms and cost benefits from the reorganisation of the region.

Interest and tax

The interest charge for the quarter fell $15m to $13m due to a reduction in interest rates and lower average net debt.

Based on the position at the end of the quarter, the tax charge has been calculated using an estimated annual tax rate of 19% (Q3 2008: 25%).  The reported tax rate may continue to vary year-on-year but is expected to increase in the medium to long term.

Cash flow & net debt

Growth capital expenditure of $81m included $65m payment on completion of the Hotel Indigo San Diego which opened in July.  Maintenance capital expenditure was $15m and, as disclosed previously, the full year amount is expected to be c.$75m, down 25% on 2008 levels.

IHG's net debt was reduced to $1.2bn at the end of the quarter, including the $204m finance lease on the InterContinental Boston.  IHG remains well placed in terms of its banking facilities, with a $1.6bn revolving credit facility expiring May 2013 and a $0.5bn term loan expiring November 2010.

Appendix 1: Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	10,983	1,711	2,877	15,571
Removals	(2,856)	(557)	(772)	(4,185)
Net openings	8,127	1,154	2,105	11,386
Signings	8,950	1,681	6,014	16,645

Appendix 2:  Financial headlines

Three months to 30 September $m	Total		Americas	EMEA			Asia Pacific		Central
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Owned and leased operating profit	20	34	3	13	12	14	5	7	-	-
Managed operating profit	21	48	(12)	12	15	19	18	17	-	-
Franchised operating profit	122	149	104	120	16	25	2	4	-	-
Regional overheads	(28)	(38)	(13)	(16)	(7)	(12)	(8)	(10)	-	-
Operating profit pre central overheads	135	193	82	129	36	46	17	18	-	-
Central overheads	(11)	(40)	-	-	-	-	-	-	(11)	(40)
Operating profit	124	153	82	129	36	46	17	18	(11)	(40)

* 2008 comparatives restated for those owned hotels previously accounted for as discontinued operations, now re-presented as continuing operations.

Appendix 3: Constant currency operating profit movement before exceptional items.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant Currency**	Actual currency*	Constant currency**
Growth	(36.4)%	(36.4)%	(21.7)%	(17.4)%	(5.6)%	(11.1)%	(19.0)%	(20.3)%

Exchange rates	GBP:USD	EUR: USD
2009	0.61: 1	0.70: 1
2008	0.53: 1	0.67: 1

* US dollar actual currency

** Translated at constant 2008 exchange rates

*** After Central Overheads

For further information, please contact:

Investor Relations (Alex Shorland-Ball; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1895 512 425
+44 (0) 7808 094 471

 High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk.  This includes profile shots of the key executives.

UK Q&A Conference Call:

A conference call with Richard Solomons (Chief Financial Officer and Head of Commercial Development) will commence at 9.30am (London time) on 10 November. There will be an opportunity to ask questions.

International dial-in:	+44 (0)20 7108 6370
UK Free Call:	0808 238 6029
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 5416.

International dial-in:	+44 (0)20 7970 8404
UK Free Call:	0800 018 1564

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 12.30pm (Eastern Standard Time) on 10 November with Richard Solomons (Chief Financial Officer and Head of Commercial Development).  There will be an opportunity to ask questions.

International dial-in	+44 (0)20 7108 6370
US Toll Free	866 692 5726
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 5421.

International dial-in	+44 (0)20 7970 8273
US Toll Free	877 278 0191

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 10 November.  The web address is www.ihg.com/Q3

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, nearly 4,400 hotels and over 640,000 guest rooms in 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 47 million members worldwide.

IHG has over 1,500 hotels in its development pipeline, which will create 140,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For the latest news from IHG, visit our online Press Office at www.ihg.com/media ]

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

 InterContinental Hotels Group PLC

GROUP INCOME STATEMENT

For the three months ended 30 September 2009

	3 months ended 30 September 2009			3 months ended 30 September 2008
	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	401	-	401	496	-	496
Cost of sales	(189)	-	(189)	(220)	-	(220)
Administrative expenses	(63)	(21)	(84)	(105)	(16)	(121)
Other operating income and expenses	3	(2)	1	8	4	12
	____	____	____	____	____	____
	152	(23)	129	179	(12)	167
Depreciation and amortisation	(28)	-	(28)	(26)	-	(26)
Impairment	-	(21)	(21)	-	(21)	(21)
	_____	_____	____	_____	_____	____

Operating profit (note 3)	124	(44)	80	153	(33)	120
Financial income	1	-	1	2	-	2
Financial expenses	(14)	-	(14)	(30)	-	(30)
	____	____	____	____	____	____

Profit before tax (note 3)	111	(44)	67	125	(33)	92

Tax (note 8)	(17)	18	1	(25)	24	(1)
	____	____	____	____	____	____

Profit for the period from continuing operations	94	(26)	68	100	(9)	91

Profitfor the period from discontinued operations	-	-	-	-	-	-
	____	____	____	____	____	____
Profit for the period attributable to the equity holders of the parent	94	(26)	68	100	(9)	91
	====	====	====	====	====	====
Attributable to:
Equity holders of the parent	93	(26)	67	100	(9)	91
Minority equity interest	1	-	1	-	-	-
	____	____	____	____	____	____
	94	(26)	68	100	(9)	91
	====	====	====	====	====	====

Earnings per ordinary share (note 9)
Continuing operations:
Basic			23.4¢			32.2¢
Diluted			22.7¢			31.5¢
Adjusted	32.5¢			35.3¢
Adjusted diluted	31.5¢			34.6¢
Total operations:
Basic			23.4¢			32.2¢
Diluted			22.7¢			31.5¢
Adjusted	32.5¢			35.3¢
Adjusted diluted	31.5¢			34.6¢
	====		====	====		====

  InterContinental Hotels Group PLC

GROUP INCOME STATEMENT

For the nine months ended 30 September 2009

	9 months ended 30 September 2009			9 months ended 30 September 2008
	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,127	-	1,127	1,470	-	1,470
Cost of sales	(547)	-	(547)	(659)	-	(659)
Administrative expenses	(203)	(60)	(263)	(297)	(30)	(327)
Other operating income and expenses	5	(2)	3	13	16	29
	_____	____	____	_____	____	____
	382	(62)	320	527	(14)	513
Depreciation and amortisation	(79)	-	(79)	(83)	(2)	(85)
Impairment	-	(183)	(183)	-	(21)	(21)
	_____	____	____	_____	____	____

Operating profit (note 3)	303	(245)	58	444	(37)	407
Financial income	3	-	3	8	-	8
Financial expenses	(44)	-	(44)	(91)	-	(91)
	_____	____	____	_____	____	____

Profit before tax (note 3)	262	(245)	17	361	(37)	324

Tax (note 8)	(50)	66	16	(92)	22	(70)
	_____	____	____	_____	____	____
Profit for the period from continuing operations	212	(179)	33	269	(15)	254

Profit for the period from discontinued operations	-	6	6	-	-	-
	_____	____	____	_____	____	____
Profit for the period attributable to the equity holders of the parent	212	(173)	39	269	(15)	254
	====	====	====	====	====	====
Attributable to:
Equity holders of the parent	211	(173)	38	269	(15)	254
Minority equity interest	1	-	1	-	-	-
	____	____	____	____	____	____
	212	(173)	39	269	(15)	254
	====	====	====	====	====	====

Earnings per ordinary share (note 9)
Continuing operations:
Basic			11.2¢			88.2¢
Diluted			10.9¢			86.1¢
Adjusted	74.0¢			93.4¢
Adjusted diluted	71.8¢			91.2¢
Total operations:
Basic			13.3¢			88.2¢
Diluted			12.9¢			86.1¢
Adjusted	74.0¢			93.4¢
Adjusted diluted	71.8¢			91.2¢
	====		====	====		====

  InterContinental Hotels Group PLC

GROUP STATEMENT OF COMPREHENSIVE INCOME

For the nine months ended 30 September 2009

	2009 9 months ended 30 September $m	2008 9 months ended 30 September $m

Profit for the period	39	254

Other comprehensive income
Gains on valuation of available-for-sale assets	9	8
Losses on disposal of available-for-sale assets	-	(17)
Cash flow hedges:
(Losses)/gains arising during the period	(5)	1
Transferred to financial expenses	9	2
Actuarial losses on defined benefit pension plans, net of asset restriction	(39)	(27)
Exchange differences on retranslation of foreign operations	24	(21)
Tax related to above components of other comprehensive income:
Actuarial losses	1	(4)
Tax related to share schemes	1	(2)
Tax related to pension contributions	-	13
	____	____
Other comprehensive income/(loss) for the period	-	(47)
	____	____
Total comprehensive income for the period	39	207
	====	====
Attributable to:
Equity holders of the parent	38	207
Minority equity interest	1	-
	____	____
	39	207
	====	====

InterContinental Hotels Group PLC

GROUP STATEMENT OF CHANGES IN EQUITY

For the nine months ended 30 September 2009

	9 months ended 30 September 2009
	Equity share capital	Other reserves*	Retained earnings	Minority interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	118	(2,748)	2,624	7	1

Total comprehensive income for the period	-	37	1	1	39
Issue of ordinary shares	7	-	-	-	7
Movement in shares in employee share trusts	-	47	(50)	-	(3)
Equity-settled share-based cost, net of payments	-	-	-	-	-
Equity dividends paid	-	-	(83)	-	(83)
Exchange adjustments	13	(13)	-	-	-
	____	____	____	____	____
At end of the period	138	(2,677)	2,492	8	(39)
	====	====	====	====	====

	9 months ended 30 September 2008
	Equity share capital	Other reserves*	Retained earnings	Minority interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	163	(2,720)	2,649	6	98

Total comprehensive income for the period	-	(27)	234	-	207
Issue of ordinary shares	2	-	-	-	2
Purchase of own shares	(3)	-	(136)	-	(139)
Transfer to capital redemption reserve	-	3	(3)	-	-
Movement in shares in employee share trusts	-	21	(38)	-	(17)
Equity-settled share-based cost, net of payments	-	-	21	-	21
Equity dividends paid	-	-	(86)	-	(86)
Exchange adjustments	(16)	16	-	-	-
	____	____	____	____	____
At end of the period	146	(2,707)	2,641	6	86
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

InterContinental Hotels Group PLC

GROUP STATEMENT OF CASH FLOWS

For the nine months ended 30 September 2009

	2009 9 months ended 30 September	2008 9 months ended 30 September
	$m	$m

Profit for the period	39	254
Adjustments for:
Net financial expenses	41	83
Income tax (credit)/charge	(16)	70
Gain on disposal of assets	(6)	-
Exceptional operating items before depreciation	245	35
Depreciation and amortisation	79	85
Equity settled share-based cost, net of payments	-	21
	_____	_____
Operating cash flow before movements in working capital	382	548
Decrease in net working capital	39	83
Retirement benefit contributions, net of cost	(1)	(27)
Cash flows relating to exceptional operating items	(51)	(37)
	_____	_____
Cash flow from operations	369	567
Interest paid	(42)	(89)
Interest received	2	8
Tax received on operating activities	8	11
	_____	_____
Net cash from operating activities	337	497
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(92)	(29)
Purchase of intangible assets	(29)	(34)
Investment in associates and other financial assets	(15)	(7)
Disposal of assets, net of costs	21	29
Proceeds from associates and other financial assets	14	62
Tax paid on disposals	(1)	-
	_____	_____
Net cash from investing activities	(102)	21
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	7	2
Purchase of own shares	-	(139)
Purchase of own shares by employee share trusts	(7)	(19)
Proceeds on release of own shares by employee share trusts	2	2
Dividends paid to shareholders	(83)	(86)
Decrease in borrowings	(154)	(128)
	_____	_____
Net cash from financing activities	(235)	(368)
	_____	_____

Net movement in cash and cash equivalents in the period	-	150
Cash and cash equivalents at beginning of the period	82	105
Exchange rate effects	(18)	(17)
	_____	_____
Cash and cash equivalents at end of the period	64	238
	=====	=====

 InterContinental Hotels Group PLC

GROUP STATEMENT OF FINANCIAL POSITION

30 September 2009

	2009 30 September	2008 30 September	2008 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,851	1,766	1,684
Goodwill	80	215	143
Intangible assets	283	308	302
Investment in associates	46	46	43
Retirement benefit assets	9	33	40
Other financial assets	165	169	152
	_____	_____	_____
Total non-current assets	2,434	2,537	2,364
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	399	458	412
Current tax receivable	5	28	36
Cash and cash equivalents	64	238	82
Other financial assets	5	14	10
	_____	_____	_____
Total current assets	477	742	544

Non-current assets classified as held for sale	-	195	210
	______	______	______
Total assets (note 3)	2,911	3,474	3,118
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(24)	(16)	(21)
Trade and other payables	(714)	(860)	(746)
Current tax payable	(345)	(403)	(374)
	_____	_____	_____
Total current liabilities	(1,083)	(1,279)	(1,141)
	_____	_____	_____
Loans and other borrowings	(1,199)	(1,573)	(1,334)
Retirement benefit obligations	(142)	(99)	(129)
Trade and other payables	(403)	(288)	(392)
Deferred tax payable	(123)	(134)	(117)
	_____	_____	_____
Total non-current liabilities	(1,867)	(2,094)	(1,972)

Liabilities classified as held for sale	-	(15)	(4)
	_____	_____	_____
Total liabilities	(2,950)	(3,388)	(3,117)
	=====	=====	=====
Net (liabilities)/assets	(39)	86	1
	=====	=====	=====
EQUITY
Equity share capital	138	146	118
Capital redemption reserve	11	12	10
Shares held by employee share trusts	(5)	(55)	(49)
Other reserves	(2,901)	(2,908)	(2,890)
Unrealised gains and losses reserve	23	33	9
Currency translation reserve	195	211	172
Retained earnings	2,492	2,641	2,624
	______	______	______
IHG shareholders' equity	(47)	80	(6)
Minority equity interest	8	6	7
	______	______	______
Total equity	(39)	86	1
	=====	=====	=====

  InterContinental Hotels Group plc

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority and IAS 34 'Interim Financial Reporting'. Other than the changes listed below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group  (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2008.

With effect from 1 January 2009, the Group has implemented IAS 1 (Revised) 'Presentation of Financial Statements', IAS 23 (Revised) 'Borrowing Costs', IFRS 8 'Operating Segments' and IFRIC 13 'Customer Loyalty Programmes'. Except for certain presentational changes, including the introduction of a 'Group Statement of Changes in Equity' as a primary financial statement, the adoption of these standards has had no material impact on the financial statements and there has been no requirement to restate prior year comparatives.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2008 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

Two hotels, which, prior to 30 June 2009, were classified as assets held for sale and whose results were presented as discontinued operations, no longer meet the criteria for designation as held for sale assets. Consequently, the results of these hotels are now reported as continuing operations and comparative data has been represented on a consistent basis. The impact has been to increase revenue from continuing operations for the three months ended 30 September by $8m (2008 $10m) and for the nine months ended 30 September by $25m (2008 $32m) and to increase operating profit from continuing operations, before exceptional items, for the three months ended 30 September by $1m (2008 $3m) and for the nine months ended 30 September by $6m (2008 $10m).

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period. In the case of sterling, the translation rate for the nine months ended 30 September is $1= £0.65 (2009 3 months, $1 = £0.61; 2008 9 months, $1 = £0.51; 2008 3 months, $1=£0.53). In the case of the euro, the translation rate for the nine months ended 30 September is $1 = €0.73 (2009 3 months, $1 = €0.70; 2008 9 months, $1 = €0.66; 2008 3 months, $1 = €0.67).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period. In the case of sterling, the translation rate is $1=£0.62 (2008 31 December $1 = £0.69; 30 September $1 = £0.56). In the case of the euro, the translation rate is $1 = €0.68 (2008 31 December $1 = €0.71; 30 September $1= €0.70).

3.	Segmental information
	Revenue
		2009 3 months ended 30 September	2008 3 months ended 30 September	2009 9 months ended 30 September	2008 9 months ended 30 September
		$m	$m	$m	$m

	Americas (note 4)	206	253	581	752
	EMEA (note 5)	101	137	287	408
	Asia Pacific (note 6)	62	73	168	214
	Central	32	33	91	96
		____	____	____	____
	Total revenue	401	496	1,127	1,470
		====	====	====	====

	All results relate to continuing operations.

Profit
	2009 3 months ended 30 September $m	2008 3 months ended 30 September $m	2009 9 months ended 30 September $m	2008 9 months ended 30 September $m

Americas (note 4)	82	129	231	378
EMEA (note 5)	36	46	94	135
Asia Pacific (note 6)	17	18	34	47
Central	(11)	(40)	(56)	(116)
	____	___	____	____
Reportable segments' operating profit	124	153	303	444
Exceptional operating items (note 7)	(44)	(33)	(245)	(37)
	____	____	____	____
Operating profit	80	120	58	407

Financial income	1	2	3	8
Financial expenses	(14)	(30)	(44)	(91)
	____	____	____	____
Total profit before tax	67	92	17	324
	====	====	====	====

              All results relate to continuing operations.

Assets	2009 30 September $m	2008 30 September $m	2008 31 December $m
Americas	1,049	1,313	1,240
EMEA	962	1,075	958
Asia Pacific	633	644	613
Central	198	176	189
	____	____	____
Segment assets	2,842	3,208	3,000

Unallocated assets:
Current tax receivable	5	28	36
Cash and cash equivalents	64	238	82
	____	____	____
Total assets	2,911	3,474	3,118
	====	====	====

4.	Americas
		2009 3 months ended 30 September $m	2008 3 months ended 30 September $m	2009 9 months ended 30 September $m	2008 9 months ended 30 September $m
	Revenue
	Owned and leased	58	73	164	227
	Managed	27	41	82	138
	Franchised	121	139	335	387
		____	____	____	____
	Total	206	253	581	752
		====	====	====	====
	Operating profit
	Owned and leased	3	13	7	39
	Managed	(12)	12	(21)	50
	Franchised	104	120	281	335
	Regional overheads	(13)	(16)	(36)	(46)
		____	____	____	____
	Total	82	129	231	378
		====	====	====	====

                 All results relate to continuing operations.

5.	EMEA
		2009 3 months ended 30 September $m	2008 3 months ended 30 September $m	2009 9 months ended 30 September $m	2008 9 months ended 30 September $m
	Revenue
	Owned and leased	52	66	139	187
	Managed	28	36	87	133
	Franchised	21	35	61	88
		____	____	____	____
	Total	101	137	287	408
		====	====	====	====

	Operating profit
	Owned and leased	12	14	22	33
	Managed	15	19	48	75
	Franchised	16	25	46	60
	Regional overheads	(7)	(12)	(22)	(33)
		____	____	____	____
	Total	36	46	94	135
		====	====	====	====

                 All results relate to continuing operations.

6.	Asia Pacific
		2009 3 months ended 30 September $m	2008 3 months ended 30 September $m	2009 9 months ended 30 September $m	2008 9 months ended 30 September $m
	Revenue
	Owned and leased	30	37	87	114
	Managed	29	30	72	86
	Franchised	3	6	9	14
		____	___	___	___
	Total	62	73	168	214
		====	====	====	====
	Operating profit
	Owned and leased	5	7	16	27
	Managed	18	17	35	43
	Franchised	2	4	4	7
	Regional overheads	(8)	(10)	(21)	(30)
		____	____	____	____
	Total	17	18	34	47
		====	====	====	====

	All results relate to continuing operations.

7.	Exceptional items
		2009 3 months ended 30 September $m	2008 3 months ended 30 September $m	2009 9 months ended 30 September $m	2008 9 months ended 30 September $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Holiday Inn brand relaunch (a)	(3)	(15)	(17)	(24)
	Office reorganisations (b)	-	(1)	-	(6)
	Enhanced pensions transfer (c)	-	-	(21)	-
	Severance costs (d)	(18)	-	(22)	-
		____	____	____	____
		(21)	(16)	(60)	(30)
	Other operating income and expenses:
	Gain on sale of other financial assets	-	-	-	12
	Gain on sale of associate investments	-	6	-	6
	Loss on disposal of hotels*	(2)	(2)	(2)	(2)
		____	____	____	____
		(2)	4	(2)	16

	Depreciation and amortisation:
	Office reorganisations (b)	-	-	-	(2)

	Impairment:
	Property, plant and equipment (e)	-	-	(28)	-
	Goodwill (f)	(21)	-	(78)	-
	Intangible assets (g)	-	(21)	(32)	(21)
	On reclassification of hotels from assets held for sale (h)	-	-	(45)	-
		____	____	____	____
		(21)	(21)	(183)	(21)
		____	____	____	____
		(44)	(33)	(245)	(37)
		====	====	====	====
	Tax
	Tax on exceptional operating items	12	12	60	10
	Exceptional tax credit (i)	6	12	6	12
		____	____	____	____
		18	24	66	22
		====	====	====	====
	Discontinued operations:
	Gain on disposal of assets:
	Gain on disposal of hotels (j)	-	-	2	-
	Tax credit	-	-	4	-
		____	____	____	____
		-	-	6	-
		====	====	====	====

              *       Relates to hotels classified as continuing operations.

7.	Exceptional items (continued)
These items are treated as exceptional by reason of their size or nature.
	a)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.
	b)	Related to costs incurred on the relocation of the Group's head office and the closure of its Aylesbury facility.
c)

Relates to the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider. The exceptional item comprises the lump sum payments, the IAS 19 settlement loss arising on the pension transfers and the costs of the arrangement. The payments and transfers were made in January 2009.

	d)	Severance costs relate to redundancies arising from a review of the Group's cost base in light of the current economic climate.
e)

Recorded at 30 June 2009, comprising $20m relating to a North American hotel and $8m relating to a European hotel and arose from a review of estimated recoverable amounts taking into account the current economic climate.

f)

Arises in respect of the Americas managed cash-generating unit and reflects revised fee expectations in light of the current economic climate. $21m has been charged at 30 September 2009 in addition to the $57m and $63m charged at 30 June 2009 and 31 December 2008 respectively. Estimated future cash flows have been discounted at 12.5%.

g)

Recorded at 30 June 2009, relating to the capitalised value of management contracts accounted for as intangible assets and arose from a revision to expected fee income. Estimated future cash flows have been discounted at 12.5%. The charge relates to the Americas business segment.

h)

Relates to the valuation adjustments required at 30 June 2009 on the reclassification to property, plant and equipment of four North American hotels no longer meeting the 'held for sale' criteria of IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' as sales are no longer considered highly probable within the next 12 months. The adjustments comprise $14m of depreciation not charged whilst held for sale and $31m of further write-downs to recoverable amounts, as required by IFRS 5. The results of two of the hotels, previously classified as discontinued operations, are now reported as continuing operations and prior year results have been represented on a consistent basis.

i)

Relates to the release of provisions which are exceptional by reason of their size or nature relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired.

	j)	Relates to the release of provisions no longer required in respect of hotels disposed of in prior years.

8.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 7), has been calculated using an estimated effective annual tax rate of 19% (2008 25%) analysed as follows.

	2009	2009	2009	2008	2008	2008
3 months ended 30 September	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	111	(17)	15%	125	(25)	20%

Exceptional items
Continuing operations	(44)	18		(33)	24
	____	____		____	____
	67	1		92	(1)
	====	====		====	====
Analysed as:
UK tax		4			18
Foreign tax		(3)			(19)
		____			____
		1			(1)
		====			====

	2009	2009	2009	2008	2008	2008
9 months ended 30 September	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	262	(50)	19%	361	(92)	25%

Exceptional items
Continuing operations	(245)	66		(37)	22
Discontinued operations	2	4		-	-
	____	____		____	____
	19	20		324	(70)
	====	====		====	====
Analysed as:
UK tax		2			1
Foreign tax		18			(71)
		____			____
		20			(70)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 39% (2008 9 months ended 30 September 37%; year ended 31 December 39%). Prior year items have been treated as relating wholly to continuing operations.

9.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

		2009		2008
	3 months ended 30 September		3 months ended 30 September
	Continuing operations	Total	Continuing operations	Total

Basic earnings per share
Profit available for equity holders ($m)	67	67	91	91
Basic weighted average number of ordinary shares (millions)	286	286	283	283
Basic earnings per share (cents)	23.4	23.4	32.2	32.2
	====	=====	====	=====

Diluted earnings per share
Profit available for equity holders ($m)	67	67	91	91
Diluted weighted average number of ordinary shares (millions)	295	295	289	289
Diluted earnings per share (cents)	22.7	22.7	31.5	31.5
	====	=====	====	=====
Adjusted earnings per share
Profit available for equity holders ($m)	67	67	91	91
Adjusting items (note 7):
Exceptional operating items ($m)	44	44	33	33
Tax ($m)	(18)	(18)	(24)	(24)
	____	____	____	____
Adjusted earnings ($m)	93	93	100	100
Basic weighted average number of ordinary shares (millions)	286	286	283	283
Adjusted earnings per share (cents)	32.5	32.5	35.3	35.3
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	295	295	289	289
Adjusted diluted earnings per share (cents)	31.5	31.5	34.6	34.6
	====	====	====	====

9.	Earnings per ordinary share (continued)
			2009		2008
		9 months ended 30 September		9 months ended 30 September
		Continuing operations	Total	Continuing operations	Total

	Basic earnings per share
	Profit available for equity holders ($m)	32	38	254	254
	Basic weighted average number of ordinary shares (millions)	285	285	288	288
	Basic earnings per share (cents)	11.2	13.3	88.2	88.2
		====	====	====	====
	Diluted earnings per share
	Profit available for equity holders ($m)	32	38	254	254
	Diluted weighted average number of ordinary shares (millions)	294	294	295	295
	Diluted earnings per share (cents)	10.9	12.9	86.1	86.1
		====	====	====	====
	Adjusted earnings per share
	Profit available for equity holders ($m)	32	38	254	254
	Adjusting items (note 7):
	Exceptional operating items ($m)	245	245	37	37
	Tax ($m)	(66)	(66)	(22)	(22)
	Gain on disposal of assets, net of tax ($m)	-	(6)	-	-
		____	____	____	____
	Adjusted earnings ($m)	211	211	269	269
	Basic weighted average number of ordinary shares (millions)	285	285	288	288
	Adjusted earnings per share (cents)	74.0	74.0	93.4	93.4
		====	====	====	====
	Diluted weighted average number of ordinary shares (millions)	294	294	295	295
	Adjusted diluted earnings per share (cents)	71.8	71.8	91.2	91.2
		====	====	====	====

Earnings per share from discontinued operations	2009 3 months ended 30 September cents per share	2008 3 months ended 30 September cents per share	2009 9 months ended 30 September cents per share	2008 9 months ended 30 September cents per share
Basic	-	-	2.1	-
Diluted	-	-	2.0	-
	====	====	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2009 3 months ended 30 September millions	2008 3 months ended 30 September millions	2009 9 months ended 30 September millions	2008 9 months ended 30 September millions
Basic weighted average number of ordinary shares	286	283	285	288
Dilutive potential ordinary shares - employee share options	9	6	9	7
	____	____	____	____
	295	289	294	295
	====	====	====	====

10.	Dividends
		2009 9 months ended 30 September cents per share	2008 9 months ended 30 September cents per share	2009 9 months ended 30 September $m	2008 9 months ended 30 September $m
	Paid during the period:
	Final (declared for previous year)	29.2	29.2	83	86
		====	====	====	====
	Proposed for the period:
	Interim	12.2	12.2	35	35
		====	====	====	====

11.	Net debt
		2009 30 September	2008 30 September	2008 31 December
		$m	$m	$m

	Cash and cash equivalents	64	238	82
	Loans and other borrowings - current	(24)	(16)	(21)
	Loans and other borrowings - non-current	(1,199)	(1,573)	(1,334)
		____	____	____
	Net debt	(1,159)	(1,351)	(1,273)
		====	====	====
	Finance lease liability included above	(204)	(201)	(202)
		====	====	====

12.	Movement in net debt
		2009 9 months ended 30 September	2008 9 months ended 30 September	2008 12 months ended 31 December
		$m	$m	$m

	Net increase in cash and cash equivalents	-	150	25
	Add back cash flows in respect of other components of net debt:
	Decrease in borrowings	154	128	316
		____	____	____
	Decrease in net debt arising from cash flows	154	278	341

	Non-cash movements:
	Finance lease liability	(2)	(1)	(2)
	Exchange and other adjustments	(38)	31	47
		____	____	____
	Decrease in net debt	114	308	386

	Net debt at beginning of the period	(1,273)	(1,659)	(1,659)
		____	____	____
	Net debt at end of the period	(1,159)	(1,351)	(1,273)
		====	====	====

13.	Capital commitments and contingencies

At 30 September 2009, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment was $10m (2008 31 December $40m; 30 September $62m).

At 30 September 2009, the Group had contingent liabilities of $19m (2008 31 December $12m; 30 September $13m) mainly relating to litigation claims.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum outstanding exposure under such guarantees is $205m (2008 31 December $249m; 30 September $208m).  Payments under any such guarantees are charged to the income statement as incurred.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in material financial loss to the Group.

14.	Other commitments

On 24 October 2007, the Group announced a worldwide relaunch of its Holiday Inn brand family. In support of this relaunch, IHG will make a non recurring revenue investment of $60m which will be charged to the Group income statement as an exceptional item. $52m has been incurred to date, including the $17m charged in the first nine months of 2009.

INDEPENDENT REVIEW REPORT TO InterContinental Hotels Group pLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2009 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of cash flows, Group statement of financial position and the related notes 1 to 14. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and nine months ended 30 September 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Ernst & Young LLP

London

9 November 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	10 November 2009